Exhibit 5.5

Bombardier Recreational Products Inc.

726, Rue St-Joseph

Valcourt, Quebec

J0E 2L0

Canada

Ropes & Gray LLP

One International Place

Boston, MA

02110-2624

USA

Luxembourg, Octobre 12, 2004

Dear Sirs,

This letter is furnished to you in connection with the Registration Statement on Form F-4 (File No. 333-116582) (the Registration Statement) filed by Bombardier Recreational Products Inc. (the Company), BRP (Luxembourg) 1 S.à rl., BRP (Luxembourg), 2 S.à rl, BRP (Luxembourg) 3 S.à rl, BRP (Luxembourg) 4 S.à rl, BRP (Luxembourg) 5 S.à rl (the Guaranteeing Subsidiaries) and the other subsidiary guarantors of the Company referred to therein with the U.S. Securities and Exchange Commission. The Registration Statement relates to the issuance by the Company in an exchange offer of $200,000,000 aggregate principal amount of 8.375% Senior Subordinated Notes due 2013 (the Exchange Notes). Payment of the Exchange Notes will be guaranteed by the Guaranteeing Subsidiaries pursuant to the Indenture, dated as of December 18, 2003 (the Indenture), among the Guaranteeing Subsidiaries, the Company and the other guarantor subsidiaries of the Company and U.S. Bank National Association, as trustee. All capitalized terms not otherwise defined herein have the meanings assigned to them in the Indenture.

1.	In our capacity as counsel to the Company but only concerning the Guaranteeing Subsidiaries and for purposes of this opinion, we have examined copies of the following documents:

(1)	the Indenture;

(2)	a copy of a registration rights agreement dated December 18, 2003 relating to the Purchase Agreement by and among Bombardier Recreational Products Inc. and the Guarantors listed therein and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated as representative of the Initial Purchasers named therein (the Registration Rights Agreement);

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(3)	a copy of the draft power of attorney to be executed by each of the Guaranteeing Subsidiaries in connection with the Registration Statement (the Powers of Attorney);

(4)	a copy of the minutes of the board of managers of BRP (Luxembourg) 5 S.àr.l. dated December 9, 2003; and

(5)	a copy of the articles of association and of the shareholder’s resolution of Guaranteeing Subsidiaries, dated December 4, 2003 .

The documents listed in paragraphs 1.(1) to and including 1.(3) above are hereinafter collectively referred to as the Documents.

2.	We assume:

(a)	the genuineness of all signatures, stamps and seals, the conformity to the originals of all the documents submitted to us as certified, photostatic, faxed or e-mailed copies, the authenticity of the originals of such documents and conformity to the executed originals of all documents examined in draft form only;

(b)	the completeness, truth and accuracy of all facts set forth in the official public records, certificates and documents supplied by public officials or otherwise conveyed to us by public officials;

(c)	that all authorisations, approvals and consents of any country (other than Luxembourg) which may be required in connection with the execution, delivery and performance of the Documents (and any documents in connection therewith) have been or will be obtained, that each of the parties (other than the Guaranteeing Subsidiaries) to the Documents has the capacity, power, authority and right to enter into the Documents to which it is expressed to be a party and to perform its obligations thereunder and that all internal corporate or other authorisation procedures by each party (other than the Guaranteeing Subsidiaries) for the execution by it of the Documents (and any documents in connection therewith) to which it is expressed to be a party, have been duly fulfilled;

(d)	that the Documents are legal, valid, binding upon, and enforceable against, the respective parties thereto as a matter of all relevant laws (other than the laws of Luxembourg), and in particular their expressed governing law; and

(e)	that there are no provisions of the laws of any jurisdiction outside Luxembourg which would adversely affect, or otherwise have any negative impact on, the opinions expressed in this legal opinion.

We express no opinion, nor do we imply any opinion, as to any laws other than the laws of Luxembourg.

3.	Based upon our review of the foregoing, and subject to the assumptions made above and the qualifications set out below and subject to any matters not disclosed to us, we are of the opinion that, under the laws of Luxembourg in effect, and as published, construed and applied by the Luxembourg courts, on the date hereof:

(a)	Each of the Guaranteeing Subsidiaries is a corporation legally incorporated and validly existing under the laws of Luxembourg.

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(b)	The guarantees given pursuant to the Documents and to be endorsed by Guaranteeing Subsidiaries on the Exchange Notes have been duly authorised by all necessary corporate action on the part of the respective Guaranteeing Subsidiaries

4.	This legal opinion is subject to the following qualifications:

(a)	The remedies contained in the Documents are subject to the effect upon enforceability of applicable bankruptcy, insolvency, and other similar laws affecting the rights of creditors generally and the exercise of judicial discretion in accordance with general principles of equity.

(b)	The opinions contained herein are rendered as of the date hereof, and we make no undertaking to supplement such opinions should facts or circumstances come to our attention, or changes in law occur, all after this date, which affect such opinions. Our opinions represent expressions of professional legal opinion only and are not guarantees of any particular result.

(c)	The opinions expressed in this letter are limited to the matters set forth in this letter, and no other opinions should be inferred beyond the matters expressly stated.

5.	This legal opinion is given on the express condition, accepted by each person who is entitled to rely on it, that this legal opinion and all rights, obligations or liability in relation to it are governed by, and shall be construed in accordance with, Luxembourg law. This opinion, may be relied upon by Ropes & Gray LLP in connection with the delivery of an opinion pursuant to the exchange offer contemplated by the Registration Statement. We further consent to the filing of this opinion with the Registration Statement and the inclusion of our name under the caption “Legal Matters” in any prospectus included therein.

Yours faithfully,

LOYENS WINANDY

/s/	Dirk Leermakers

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